Filed by Mangoceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Nuclea Energy Inc.

Commission File No.: 001-41615

On August 5, 2026, Mangoceuticals, Inc. issued the following press release

Mangoceuticals’ Merger Partner, Nuclea Energy (“Nuclea”), Executes MOU with Utah Office of Energy Development

The MOU supports exploration of a nuclear test reactor site at the Utah San Rafael Energy Lab and engagement with the U.S. Department of Energy and Nuclear Regulatory Commission to advance the Morpheus microreactor toward demonstration and deployment

Dallas, Texas – August 5, 2026 – Mangoceuticals, Inc. (NASDAQ: MGRX) (“Mangoceuticals” or the “Company”) today announced that its merger partner’s wholly owned subsidiary, Nuclea Energy USA Inc. (“Nuclea USA”), has signed a memorandum of understanding (the “MOU”) with the State of Utah Office of Energy Development (“OED”) to explore the siting of a nuclear test reactor at the Utah San Rafael Energy Lab (“USREL”) to advance the deployment of the Morpheus microreactor.

The MOU marks an important step in advancing research, development and commercial deployment of Nuclea’s micro-modular reactor. The partnership established in the MOU will allow Nuclea and OED to explore siting a nuclear test reactor at USREL, support engagement with both the U.S. Department of Energy (DOE) and the Nuclear Regulatory Commission (NRC), and evaluate pathways for future deployment of Nuclea’s technology in Utah. Through this partnership, the parties aim to strengthen Utah’s role as a hub for advanced nuclear innovation, testing and demonstration.

Through Utah’s energy leadership and ambition, USREL has become a premier hub for advanced nuclear technology testing and development. Nuclea is proud to be joining several other industry innovators, including Valar Atomics and Natura Resources, leading significant research and development projects at USREL.

“We are excited to be contributing to and benefitting from the nuclear innovation hub that Utah has fostered at USREL. We are confident that this partnership will help to prove the inherent advantages of our technology and accelerate our deployment schedule,” said Josef Freundorfer, CEO of Nuclea.

“Nuclea is proud to partner with the State of Utah on the next step in our technology’s development. We are thrilled to be working with USREL given its proven track record of demonstrating advanced power generation technologies,” said Sagar Sanghera, Chairman & Co-Founder of Nuclea.

“Utah is leading the nation in energy innovation, and our partnership with Nuclea is another step towards an abundant energy future that is reliable, secure and clean,” said Emy Lesofski, Director, Energy Advisor to the Governor and Director of the Utah Office of Energy Development.

“This MOU represents meaningful progress for our merger partner and underscores the strategic value of the business combination we announced last week,” said Jacob Cohen, Chief Executive Officer of Mangoceuticals. “Nuclea’s engagement with the Utah Office of Energy Development, and the planned collaboration with the Department of Energy and Nuclear Regulatory Commission, positions the Morpheus microreactor for accelerated advancement toward demonstration and commercial deployment. We remain focused on completing the transaction and unlocking long-term value for our shareholders.”

This agreement reflects Nuclea’s continued progress in building the partnerships needed to advance research, testing, and demonstration activities for the Morpheus microreactor, showcasing the innovative capabilities and inherent safety features of its compact lead-cooled reactor technology.

On July 30, 2026, Mangoceuticals announced that it had entered into a definitive business combination agreement (the “Business Combination Agreement”) with Nuclea.

The proposed transaction is intended to provide Nuclea with a path to a Nasdaq public listing through Mangoceuticals, broadening access to the capital markets to fund the continued development, licensing, and commercialization of the Morpheus microreactor at a time when demand for consistent baseload electricity is accelerating.

Completion of the business combination remains subject to customary closing conditions, including the receipt of required stockholder and regulatory approvals.

About the Utah Office of Energy Development

The Utah Office of Energy Development (“OED”) is Utah’s primary office responsible for energy and mineral development. The office is charged with developing and implementing energy policy and resources, creating energy-related educational and workforce development programs and promoting energy efficiency and modern, resilient infrastructure. https://energy.utah.gov/

About the Utah San Rafael Energy Lab

The Utah San Rafael Energy Lab (“USREL”) is Utah’s leading hub for energy research and innovation. Located in Emery County, UT, the USREL supports Utah’s any-of-the-above energy strategy by hosting a wide range of cutting-edge projects. With state-of-the-art facilities, a team of expert researchers and staff and space for future growth, the USREL is advancing energy solutions to some of today’s most pressing challenges. https://energylab.utah.gov/

About Nuclea Energy Inc.

Nuclea Energy Inc. (“Nuclea”) is an advanced nuclear technology company headquartered in Mississauga, Ontario, developing the Morpheus microreactor, a lead-cooled, graphite-moderated micro-modular reactor designed to be factory-built, transportable and scalable from approximately 3.5 MWe to 50 MWe. Nuclea is targeting applications across data centers, defense installations, remote industrial operations and off-grid communities.

For more information on Nuclea and the Morpheus™ microreactor please visit: https://www.nuclea.energy.

Nuclea media contact: media@nuclea.energy.

Utah OED Public Information Officer contact: hmcshane@utah.gov.

About Mangoceuticals, Inc.

Mangoceuticals, Inc., through its subsidiary Mango and Peaches Corp., and its brand, MangoRx, is continued to be focused on developing a variety of men’s health and wellness products and services via a secure telemedicine platform. To date, the Company currently offers pharmaceutical-based products specifically related to the treatments of erectile dysfunction, hair growth, hormone replacement therapies, and weight management. Interested consumers can use MangoRx’s telemedicine platform for a smooth experience. Prescription requests will be reviewed by a licensed medical provider and, if approved, fulfilled and discreetly shipped through MangoRx’s partner compounding pharmacy and right to the patient’s doorstep.

To learn more about MangoRx’s mission and other products, please visit www.MangoRx.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to the proposed business combination between Nuclea and Mangoceuticals (the “Proposed Transaction”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements represent Nuclea’s expectations or beliefs concerning guidance, future events, anticipated revenue, future demand and production levels, macroeconomic trends, the development of ongoing projects, costs and expectations, and it is possible that the results described in this news release will not be achieved.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Nuclea’s control, which could cause actual results to differ materially from the results discussed in the forward-looking statements. These factors include, without limitation: our ability to advance our proposed products from their current pre-conceptual stage to regulatory and commercial readiness; the risk that we may be unable to realize our anticipated growth strategies, including the achievement of key regulatory and technical milestones, commercialization and our expected internal growth; changes in the availability and cost of professional staff and materials; changes in consumer preferences and needs, in our future capital needs and/or in competitive conditions; among others. In addition, there is a risk that the Proposed Transaction may not be completed in a timely manner or at all.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Nuclea does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Nuclea to predict all such factors.

Important Notices and Additional Information

In connection with the Proposed Transaction, Mangoceuticals intends to file a registration statement on Form S-4 containing a prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectus, the proxy statement and other documents filed by Mangoceuticals and Nuclea (in each case when available) with the SEC at the SEC’s website at http://www.sec.gov. Free copies of these documents and other filings with the SEC may also be obtained by contacting Mangoceuticals directly at ir@nuclea.energy or Nuclea at ir@nuclea.energy.

Participants in the Solicitation

Mangoceuticals, Nuclea and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Mangoceuticals’ stockholders in connection with the transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mangoceuticals’ executive officers and directors in its most recent Annual Report on Form 10-K and other filings with the SEC. Additional information regarding the persons who may be deemed participants in the solicitation and their interests will be set forth in the proxy statement and other relevant materials when they become available.

No Offer or Solicitation

This news release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction contemplated by the Business Combination Agreement and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

FOR INVESTOR RELATIONS

Nuclea Energy Inc.
CORE IR
ir@nuclea.energy
(437) 784-1600

Mangoceuticals, Inc.
investors@mangorx.com